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Media release

Roche

02042435

RECD S.E.C.
JUL 5 - 2002
1088

Basel, 1 July 2002

First human antibodies to reach Alzheimer's target
Roche and MorphoSys announce major milestone in research collaboration

Roche and MorphoSys AG today announced the achievement of an important milestone in their collaboration through MorphoSys' delivery of several antibodies that reach a specific Alzheimer target predefined by Roche.Roche will now further characterize the antibodies in preclinical studies and if suitable examine the most promising antibody in clinical trials. This achievement triggered an undisclosed milestone payment to MorphoSys.

Roche and MorphoSys initiated the collaboration to develop human antibodies targeting a Roche Alzheimer's disease target in September 2000. MorphoSys used its proprietary HuCAL® (Human Combinatorial Antibody Library) library to generate several antibodies against the Roche target, achieving the first two milestones in December 2000 and March 2001. In achieving these two milestones MorphoSys delivered a series of HuCAL® antibodies which were shown to bind selectively to the Roche target in human Alzheimer brain tissue sections. For the most recent milestone MorphoSys generated HuCAL® antibodies demonstrating high affinity binding to the Roche target in both *in vitro* assays and in an Alzheimer's animal model. MorphoSys will receive development related milestone payments and royalties on any marketed products emerging from the collaboration.

"A lead antibody derived from this achievement may prove to be a very promising treatment for Alzheimer's disease," commented Dr. Thomas von Rüden, Chief Scientific Officer, MorphoSys AG. "Moreover, we believe that these are the first human antibodies derived from a synthetic library to reach an Alzheimer's target in the brain, and as such, is yet a further demonstration that MorphoSys can engineer human antibodies against very challenging targets."

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PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

"This is another breakthrough on our way to find novel disease-modifying and symptomatic treatments for one of the most important medical problems facing mankind. The antibodies identified with MorphoSys' HuCAL® technology represent a significant step towards the treatment of Alzheimer's disease with a new class of medicines," said Andrew Sleight, Head of Central Nervous System (CNS) Research at Roche.

Alzheimer's research at Roche

Alzheimer's disease (AD) is a major focus of CNS research at Roche. Different approaches are being taken to discover new classes of medicines for treatment. Considerable advances have recently been made in our understanding of the causes of AD, primarily as the result of discovery of the function of genes that cause various hereditary forms of the disease. In the studies of one such gene, called presenilin, scientists at Roche, have played a leading role.

About MorphoSys

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), F. Hoffmann-La Roche AG (Basel/ Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). For further information please visit the corporate website at: http://www.morphosys.com/.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well-being and quality of life. Research at Roche focuses on significant unmet medical needs in the management of diseases of the central nervous system and genitourinary tract, metabolic disorders, inflammation, bone diseases, cancer, vascular diseases and virology. Strongly committed to neuroscience research, Roche has preclinical programs in the psychopharmacology of anxiety, depression, schizophrenia and in neurodegeneration. In addition, molecules for the treatment of anxiety, depression and Alzheimer's disease are at various stages of development. Roche's website is located at www.roche.com.